EXHIBIT I



TEEKAY OFFSHORE PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. REPORTS
FOURTH QUARTER RESULTS

Highlights

- Completed the initial public offering of 8.05 million common units on December 19, 2006
- Declared a cash distribution of $1.0 million, or $0.05 per unit, for the period from December 19, 2006 to December 31, 2006 ($1.40 per unit on an annualized basis)
- Generated $1.2 million in distributable cash flow during the period from December 19, 2006 to December 31, 2006.

Nassau, The Bahamas, February 21, 2007 - Teekay Offshore Partners L.P. *(Teekay Offshore* or *the Partnership)* today reported its financial results for the three months ended December 31, 2006. On December 19, 2006, Teekay Offshore completed its initial public offering *(IPO)* of 8.05 million common units at $21 per unit, raising net proceeds of approximately $155.3 million that it used to repay debt owed to its parent company, Teekay Shipping Corporation *(Teekay)*.

Teekay Offshore owns a 26% interest in Teekay Offshore Operating L.P. *(OPCO)*, which owns and operates the world's largest fleet of shuttle tankers, in addition to floating storage and offtake *(FSO)* units and double-hull conventional oil tankers. Teekay Offshore controls OPCO through the ownership of its general partner, and Teekay owns the remaining 74% interest in OPCO. Since Teekay Offshore controls OPCO through its ownership of its general partner, the Partnership's financial statements includes the consolidated results of both Teekay Offshore and OPCO. Initially, Teekay Offshore will conduct all operations through OPCO and its subsidiaries, however in the future, the Partnership intends to conduct additional operations through wholly-owned subsidiaries.

Net income for the period from December 19, 2006 to December 31, 2006 was $0.9 million, which included a $0.1 million foreign exchange loss. During this period, the Partnership generated $1.2 million of distributable cash flow[1]. On February 1, 2007, Teekay Offshore GP LLC, the general partner of Teekay Offshore, declared a cash distribution of $0.05 per unit ($1.40 per unit on an annualized basis) for the period from December 19, 2006 to December 31, 2006, representing a total cash distribution of $1.0 million. The cash distribution was paid on February 14, 2007 to all unitholders of record on February 9, 2007.

Net loss for the three months ended December 31, 2006 was $48.2 million, compared to net income of $32.3 million for the three months ended September 30, 2006. The results for the fourth quarter of 2006 included foreign currency translation losses of $55.5 million, primarily relating to a Norwegian Kroner-denominated loan owing by a subsidiary of OPCO to Teekay commencing in October 2006 and up to the date of the initial public offering. Teekay sold this loan receivable to OPCO immediately before the IPO and as a result, foreign currency translation gains and losses are expected to be lower subsequent to the IPO date. The results for the third quarter of 2006 included a foreign currency translation gain of $7.5 million.

For accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency translation losses and gains discussed above for the three months ended December 31, 2006 and September 30, 2006, respectively.

(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see *Appendix A* for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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<u>Future Growth Opportunities</u>

Teekay is obligated to offer Teekay Offshore certain shuttle tankers, FSO and floating production storage and offtake *(FPSO)* units it may acquire in the future, provided the contracts are in excess of three years. Teekay Offshore also has visible near term built-in growth opportunities in each of its business segments:

Shuttle Tankers

Teekay is obligated to offer the Partnership the opportunity to acquire two shuttle tankers currently undergoing conversion from conventional tankers. These vessels must be offered to the Partnership within one year from their date of delivery, which is expected to be in the first and second quarters of 2007. The two shuttle tankers will operate under 13-year fixed-rate charters with Petrobras of Brazil.

In January 2007, Teekay ordered two Aframax shuttle tanker newbuildings, which are scheduled to deliver during the third quarter of 2010, for a total delivered cost of approximately $240 million. It is anticipated that these vessels will be offered to OPCO and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO's contracts-of-affreightment in the North Sea.

FSO Units

Teekay is obligated to offer Teekay Offshore the opportunity to acquire one FSO unit currently being upgraded. This vessel must be offered to the Partnership within one year from its date of delivery, which is expected to be in the second quarter of 2007. The FSO unit will operate under a 7-year time charter to Apache Corporation of Australia.

FPSO Units

Teekay is obligated to offer the Partnership its interest in certain future FPSO projects, some of which may be acquired from Teekay Petrojarl ASA (*Teekay Petrojarl*). As of December 31, 2006, Teekay owned 64.5% of Teekay Petrojarl, which currently owns four FPSO units operating in the North Sea. In addition, Petrobras awarded Teekay Petrojarl a two-year charter contract for an FPSO commencing in the first quarter of 2008.

Drop-downs of Teekay's Interest in OPCO

Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns. Teekay currently owns 74% of OPCO and Teekay Offshore owns the remaining 26%.

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Operating Results

The following table highlights certain financial information for Teekay Offshore's three main segments: the shuttle tanker segment, the conventional tanker segment, and the floating storage and offtake (*FSO*) segment (Please read the "OPCO Fleet" section of this release below and *Appendix B* for further details):

(in thousands of U.S. dollars)	Three Months Ended December 31, 2006 (unaudited)				Three Months Ended September 30, 2006 (unaudited)			
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues	118,819	23,577	4,973	147,369	110,194	13,177	5,149	128,520
Vessel operating expenses	22,801	4,419	1,704	28,924	19,099	3,928	1,493	24,520
Time-charter hire expense	39,925	-	-	39,925	39,093	-	-	39,093
Depreciation & amortization	18,272	4,994	2,466	25,732	17,283	5,432	2,243	24,958
Cash flow from vessel operations*	42,911	17,593	2,927	63,431	40,450	6,863	3,258	50,571

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and gain on sale of vessels and equipment. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's Web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership's shuttle tanker segment increased to $42.9 million for the fourth quarter of 2006, compared to $40.5 million for the previous quarter, primarily due to higher utilization and an increase in average charter rates in the fourth quarter of 2006, partially offset by an increase in vessel operating expenses due to higher repair and maintenance activity.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership's conventional tanker segment increased to $17.6 million for the fourth quarter of 2006, compared to $6.9 million for the previous quarter, primarily due to the Partnership entering into new fixed-rate time charters with Teekay in the fourth quarter of 2006 for nine conventional tankers at market-based charter rates for terms of five to twelve years. In the third quarter of 2006, seven of these nine conventional tankers were employed on time-charter agreements with Teekay at lower average rates.

FSO Segment

Cash flow from vessel operations from the Partnership's FSO segment for the fourth quarter of 2006 was virtually unchanged from the prior quarter.

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OPCO Fleet

The following table summarizes OPCO's fleet as of December 31, 2006:

	Number of Vessels		
	Owned Vessels	Chartered-in Vessels	Total
Shuttle Tanker Segment [1]	24	12	36
Conventional Tanker Segment	9	-	9
FSO Segment	4	-	4
Total	37	12	49

(1)   Includes five shuttle tankers in which the Partnership's ownership interest is 50%

Liquidity

As of December 31, 2006, the Partnership had total liquidity of $429.0 million, comprising $114.0 million in cash and cash equivalents and $315.0 million in undrawn medium-term revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units and nine conventional crude oil Aframax tankers. Teekay Offshore Partners L.P. also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities involving Teekay Petrojarl ASA.

Teekay Offshore Partners' common units trade on the New York Stock Exchange under the symbol "TOO".

Earnings Conference Call

The Partnership plans to host a conference call at 12:00 p.m. eastern time on Friday February 23, 2007, to discuss the Partnership's results and the outlook for its business activities. The Partnership's earnings presentation will be available on the Partnership's website at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 234-7330, or (706) 634-5011, or listen to the live conference call through the website at www.teekayoffshore.com. The Partnership plans to make available a recording of the conference call until midnight March 2, 2007 by dialing (800) 642-1687 of (706) 645-9291, access code 7234611 or via the Partnership's website until March 26, 2007.


For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekayoffshore.com


TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) [1]
(in thousands of U.S. dollars, except unit data)

	October 1, 2006 to December 18, 2006 (unaudited)	December 19, 2006 to December 31, 2006 (unaudited)	Three Months Ended December 31, 2006 (unaudited)	Three Months Ended September 30, 2006 (unaudited)
VOYAGE REVENUES	145,396	23,926	169,322	152,646
OPERATING EXPENSES				
Voyage expenses	18,851	3,102	21,953	24,126
Vessel operating expenses	24,837	4,087	28,924	24,520
Time-charter hire expense	34,284	5,641	39,925	39,093
Depreciation and amortization	22,096	3,636	25,732	24,958
General and administrative	12,960	2,129	15,089	13,983
Gain on sale of vessels and equipment	(114)	-	(114)	(6,509)
Restructuring charge	-	-	-	353
	112,914	18,595	131,509	120,524
Income from vessel operations	32,482	5,331	37,813	32,122
OTHER ITEMS				
Interest expense	(28,876)	(2,200)	(31,076)	(13,845)
Interest income	835	191	1,026	1,041
Income tax recovery (expense)	572	(99)	473	4,518
Equity income from joint ventures	1,606	-	1,606	1,365
Foreign exchange gain (loss)	(55,378)	(131)	(55,509)	7,492
Other - net	(305)	169	(136)	(392)
Income (loss) before non-controlling interest	(49,064)	3,261	(45,803)	32,301
Non-controlling interest	-	(2,413)	(2,413)	-
Net income (loss)	(49,064)	848	(48,216)	32,301
Limited partners' units outstanding:				
Weighted-average number of common units outstanding				
- Basic and diluted [2]	2,800,000	9,800,000	3,789,130	2,800,000
Weighted-average number of subordinated units outstanding				
- Basic and diluted [2]	9,800,000	9,800,000	9,800,000	9,800,000
Weighted-average number of total units outstanding				
- Basic and diluted	12,600,000	19,600,000	13,589,130	12,600,000

[1] During August 2006, Teekay Shipping Corporation (*Teekay*) formed Teekay Offshore, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry. Teekay Offshore owns a 26% interest in Teekay Offshore Operating L.P. (*OPCO*), which owns and operates the world's largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional tankers. Teekay Offshore controls OPCO through its ownership of OPCO's general partner and Teekay owns the remaining 74% interest in OPCO. Prior to the closing of Teekay Offshore's initial public offering on December 19, 2006, Teekay transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (*Norsk Teekay*) and one FSO unit to Teekay Offshore Australia Trust. Subsequently, Teekay transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries, Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit LLC (collectively referred to as *Teekay Offshore Partners Predecessor*). Combined consolidated financial results for periods prior to December 19, 2006 are attributable primarily to Teekay Offshore Partners Predecessor.

[2] For periods prior to the Partnership's IPO on December 19, 2006, represents the number of units received by Teekay in exchange for a 26% interest in OPCO at the time of the IPO.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006 (unaudited)	As at December 31, 2005 (unaudited)
ASSETS		
Cash and cash equivalents	113,986	128,986
Other current assets	78,739	97,358
Vessels and equipment	1,524,842	1,300,064
Other assets	130,216	148,558
Intangible assets	66,425	78,502
Goodwill	127,113	130,549
Total Assets	2,041,321	1,884,017
LIABILITIES AND PARTNERS' EQUITY / OWNER'S EQUITY		
Accounts payable and accrued liabilities	50,353	47,558
Current portion of long-term debt	17,656	1,355
Advances from affiliate	16,951	559,250
Long-term debt	1,285,696	431,250
Other long-term liabilities	103,746	92,366
Non-controlling interest / Minority interest	427,977	11,859
Partners' equity / Owner's equity	138,942	740,379
Total Liabilities and Partners' Equity / Owner's Equity	2,041,321	1,884,017

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure - Distributable Cash Flow (*DCF*)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	For the period December 19 to December 31, 2006
	(unaudited)
Net Income	848
Add:	
Depreciation and amortization	3,636
Non-controlling interest	2,413
Non-cash expenses	112
Foreign exchange loss	131
Income tax expense	99
Less:	
Estimated maintenance capital expenditures	(2,632)
Distributable Cash Flow before Non-Controlling Interest	**4,607**
Non-controlling interest's share of DCF	(3,409)
Distributable Cash Flow	**1,198**

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

Three Months Ended December 31, 2006
(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues [1]	118,819	23,577	4,973	147,369
Vessel operating expenses	22,801	4,419	1,704	28,924
Time-charter hire expense	39,925	-	-	39,925
Depreciation and amortization	18,272	4,994	2,466	25,732
General and administrative	13,182	1,565	342	15,089
Gain on sale of vessels and equipment	(114)	-	-	(114)
Income from vessel operations	24,753	12,599	461	37,813

Three Months Ended September 30, 2006
(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues [1]	110,194	13,177	5,149	128,520
Vessel operating expenses	19,099	3,928	1,493	24,520
Time-charter hire expense	39,093	-	-	39,093
Depreciation and amortization	17,283	5,432	2,243	24,958
General and administrative	11,552	2,033	398	13,983
Gain on sale of vessels and equipment	(6,509)	-	-	(6,509)
Restructuring charge	-	353	-	353
Income from vessel operations	29,676	1,431	1,015	32,122

(1)   Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's Web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's future growth prospects; the offers of shuttle tankers, FSOs and FPSOs and associated contracts from Teekay to Teekay Offshore; the potential for Teekay to offer two Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership's exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; the Partnership's ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in the Registration Statement of Teekay Offshore Partners L.P. on Form F-1 dated December 13, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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